Filed pursuant to Rule 424(b)(3)
File No. 333-167593

TEUCRIUM NATURAL GAS FUND
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Supplement dated March 30, 2011
to
Prospectus dated October 22, 2010

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This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of Teucrium Natural Gas Fund dated October 22, 2010.

The Sponsor is making certain changes to the fees paid by Authorized Purchasers in connection with the creation of Creation Baskets and the redemption of Redemption Baskets.  Such fee changes are effective immediately, with respect to the creation of Creation Baskets, and are effective 30 days from the date of this Supplement, with respect to the redemption of Redemption Baskets.

To reflect such fee changes, certain specific disclosure in the Prospectus should be revised as follows:

In the table under the heading “The Offering,” the entry associated with the subheading “Creation and Redemption” (on page 12 of the Prospectus) should be deleted and replaced in its entirety with the following:

Authorized Purchasers pay a fee of $500.00 for each Creation Basket created or Redemption Basket redeemed, with, in the case of creation orders, a maximum fee of $500.00 per order. Authorized Purchasers are not required to sell any specific number or dollar amount of Shares. The per share price of Shares offered in Creation Baskets on any day after the effective date of the registration statement relating to this prospectus is the total NAV of the Fund calculated as of the close of the NYSE Arca on that day divided by the number of issued and outstanding Shares.

The second paragraph under the heading “Creation and Redemption of Shares” (on page 66 of the Prospectus) should be deleted and replaced in its entirety with the following:

Authorized Purchasers are the only persons that may place orders to create and redeem baskets. Authorized Purchasers must be (1) either registered broker-dealers or other securities market participants, such as banks and other financial institutions, that are not required to register as broker-dealers to engage in securities transactions as described below, and (2) DTC Participants. To become an Authorized Purchaser, a person must enter into an Authorized Purchaser Agreement with the Sponsor. The Authorized Purchaser Agreement provides the procedures for the creation and redemption of baskets and for the delivery of the Treasury Securities and/or cash required for such creations and redemptions. The procedures may be amended by the Sponsor, without the consent of any Shareholder or Authorized Purchaser. Authorized Purchasers pay a fee of $500.00 for each Creation Basket created or Redemption Basket redeemed, with, in the case of creation orders, a maximum fee of $500.00 per order. Authorized Purchasers who make deposits with the Fund in exchange for baskets receive no fees, commissions or other form of compensation or inducement of any kind from either the Trust or the Sponsor, and no such person will have any obligation or responsibility to the Trust or the Sponsor to effect any sale or resale of Shares.

The heading “Redemption Transaction Fee” and the paragraph under the heading “Redemption Transaction Fee” (on page 70 of the Prospectus) should be deleted and replaced in their entirety with the following:

Creation and Redemption Transaction Fees

To compensate the Sponsor for its expenses in connection with the creation and redemption of baskets, an Authorized Purchaser is required to pay a fee of $500.00 to the Sponsor for each Creation Basket created or Redemption Basket redeemed, with, in the case of creation orders, a maximum fee of $500.00 per order. The transaction fee may be reduced, increased or otherwise changed by the Sponsor. The Sponsor shall notify DTC of any change in the transaction fee and will not implement any increase in the fee for the redemption of baskets until 30 days after the date of the notice.